UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Signs New Wafer Supply Contract

We, LDK Solar Co., Ltd., have announced the signing of a wafer supply contract with Realforce Power Co., Ltd., a photovoltaic company located in Shandong Province, China. Under the terms of the agreement, we will provide 120 million 6-inch wafers, totaling approximately 500 megawatts, with shipments commencing in May 2013 through December 2014.

Our press release issued on May 16, 2013 is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: May 20, 2013

Exhibit 99.1

LDK Solar Signs New Wafer Supply Contract

XINYU CITY, China and SUNNYVALE, Calif., May 16, 2013 – LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that it has signed a wafer supply contract with Realforce Power Co., Ltd., a photovoltaic (PV) company located in Shandong Province, China. Under the terms of the agreement, LDK Solar will provide 120 million 6-inch wafers, totaling approximately 500 megawatts (MW), with shipments commencing in May 2013 through December 2014.

“We are pleased to enhance our market position in the China region through this new wafer sales agreement,” stated Xingxue Tong, President and CEO of LDK Solar. “We believe the China region, which is expected to reach 10 gigawatts (GW) in 2013, represents the strongest global growth opportunity. This contract demonstrates the continued demand for our solar wafers. We are confident that our high quality wafers can meet new market requirements,” concluded Mr. Tong.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

About Realforce Power Co., Ltd.

Realforce Power Co., Ltd. is a high-tech enterprise engaged in R & D, manufacture, sales and service of solar PV cell, modules, PV power generation project, and PV application products. Realforce Power is dedicated to providing reliable and environmentally friendly energy for buildings, commercial and industrial applications around the world. Headquartered in Jining City of Shandong Province, Realforce Power enjoys developed expressway and railway traffic. To provide customers with more convenient and efficient technical and commercial support, it has respectively set up sales centers in Shenzhen and Shanghai and it also established sales branches in such countries as Germany, Spain, America and Australia.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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